June 4, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director
         Ronald Alper

Re: Hotel Outsource Management International, Inc.
Registration Statement on Form S-1
Filed May 1, 2009
File No. 333-158929
Forms 10-K and 10-K/A for Fiscal year ended December 31, 2008
Filed April 13, 2009 and April 17, 2009
Forms 10-Q and 10-Q/A for Period ended March 31, 2009
Filed May 15, 2009 and May 22, 2009
File No. 000-50306

Dear Mr Owings:

We are in receipt of your letter dated May 28, 2009, and would like to respond as follows:

Registration Cover Page
1.	We have marked the box indicating that the subscription rights are being offered on a continuous basis pursuant to Rule 415.

Consolidated Financial Statements
2.
We have added the financial statements for the quarter ended March 31, 2009 and made consistent revisions to the disclosure that appears under Management's Discussion and Analysis of Results of Operations and Financial Conditions.

3.
We amended the filing to include the conformed signatures of HOMI's auditors in their audit report and consent. The 10-K for the period ended December 31, 2008 has been revised to include a conformed signature of the auditors in their audit report.

H. Christopher Owings
June 4, 2009
Page

Signatures

4.	The S-1 has been revised to indicate who signed as principal accounting officer.

Exhibits
Exhibit 5.1. Legality Opinion

5.	The file number has been added, the date changed and the updating disclaimer removed.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 45, Management's Report on Internal Control Over Financial Reporting, page 45

6.
We have removed the word “completely” so that our disclosure states clearly that our internal control over financial reporting was not effective as of December 31, 2008. The disclosure provided previously explains why it is not effective and the company's remediation efforts.

Remediation Efforts in Response to Material Weaknesses, page 46

7.
We have conformed disclosure to indicate that because HOMI was only able to examine one material subsidiary, the Company must conclude that the controls and procedures were not effective as of December 31, 2008. The Form 10-Q has been revised to provide an effectiveness conclusion as to disclosure controls and procedures.

Signatures

8.	The Form 10-K has been revised so that it is clear who signed as principal accounting officer.

Form 10-Q and 10-Q/A for the Period Ended March 31, 2009

9.
We are submitting a Form 10-Q Amendment No. 2 containing all the information in the 10-Q and 10-Q/A No. 1 which has been signed as provided in the form, including signature of the principal financial officer.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein

AIW: lr